SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  2 July, 2007

                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement dated 18 June 2007
             2.  Transaction in Own Shares announcement dated 19 June 2007
             3.  Transaction in Own Shares announcement dated 20 June 2007
             4.  Transaction in Own Shares announcement dated 20 June 2007
             5.  Transaction in Own Shares announcement dated 21 June 2007
             6.  Director/PDMR Shareholding announcement dated 22 June 2007
             7.  Transaction in Own Shares announcement dated 22 June 2007
             8.  Transaction in Own Shares announcement dated 25 June 2007
             9.  Annual Information Update announcement dated 25 June 2007
             10. Director/PDMR Shareholding announcement dated 26 June 2007
             11. Transaction in Own Shares announcement dated 26 June 2007
             12. Transaction in Own Shares announcement dated 26 June 2007
             13. Transaction in Own Shares announcement dated 27 June 2007
             14. Director/PDMR Shareholding announcement dated 28 June 2007
             15. Transaction in Own Shares announcement dated 28 June 2007
             16. Transaction in Own Shares announcement dated 29 June 2007
             17. Director/PDMR Shareholding announcement dated 28 June 2007




Enclosure 1.

Monday 18 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,250,000 ordinary shares at a price of 326.99 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 469,120,799 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,171,534,053.

The above figure (8,171,534,053) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 2.

Tuesday 19 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 326.92 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 470,120,799 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,170,534,053.

The above figure (8,170,534,053) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 3.

Wednesday 20 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 469,809 ordinary shares at a minimum price of 154 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 469,650,990 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,171,003,862.

The above figure (8,171,003,862) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure 4.

Wednesday 20 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 323.58 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 471,150,990 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,169,503,862.

The above figure (8,169,503,862) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 5

Thursday 21 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,000,000 ordinary shares at a price of 318.71 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 474,150,990 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,166,503,862.

The above figure (8,166,503,862) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

BEN VERWAAYEN

FRANCOIS BARRAULT

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN, THE BT GROUP RETENTION SHARE PLAN, AND THE BT GROUP RETENTION SHARE PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN, THE BT GROUP DEFERRED BONUS PLAN, AND THE BT GROUP RETENTION SHARE PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

BEN VERWAAYEN

SHARES UNDER THE INCENTIVE SHARE PLAN - 497,404

SHARES UNDER THE DEFERRED BONUS PLAN - 424,697


FRANCOIS BARRAULT

SHARES UNDER THE INCENTIVE SHARE PLAN - 237,916


ANDY GREEN

SHARES UNDER THE INCENTIVE SHARE PLAN - 310,877

SHARES UNDER THE DEFERRED BONUS PLAN - 112,498

SHARES UNDER THE BT GROUP RETENTION SHARE PLAN - 166,319

SHARES UNDER THE BT GROUP RETENTION SHARE PLAN - 67,548


HANIF LALANI

SHARES UNDER THE INCENTIVE SHARE PLAN - 214,505

SHARES UNDER THE DEFERRED BONUS PLAN - 103,498


IAN LIVINGSTON

SHARES UNDER THE INCENTIVE SHARE PLAN - 326,421

SHARES UNDER THE DEFERRED BONUS PLAN - 118,123


PAUL REYNOLDS

SHARES UNDER THE INCENTIVE SHARE PLAN - 139,894

SHARES UNDER THE DEFERRED BONUS PLAN - 101,248


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

321.67p

14. Date and place of transaction

22 JUNE 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

BEN VERWAAYEN

PERSONAL HOLDING: SHARES - 1,238,827

BT GROUP DEFERRED BONUS PLAN: SHARES - 1,383,234

BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,151,499

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,238,827 SHARES


FRANCOIS BARRAULT

PERSONAL HOLDING: SHARES - 358,762

BT GROUP DEFERRED BONUS PLAN: SHARES - 206,271

BT GROUP INCENTIVE SHARE PLAN: SHARES - 618,724

BT GROUP RETENTION SHARE PLAN: SHARES - 160,865

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 362,500 SHARES



ANDY GREEN

PERSONAL HOLDING: SHARES - 259,287

BT GROUP DEFERRED BONUS PLAN: SHARES - 397,320

BT GROUP INCENTIVE SHARE PLAN: SHARES - 778,085

BT GROUP RETENTION SHARE PLAN: SHARES - 572,785

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 831,677 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.


HANIF LALANI

PERSONAL HOLDING: SHARES - 62,551

BT GROUP DEFERRED BONUS PLAN: SHARES -274,914

BT GROUP INCENTIVE SHARE PLAN: SHARES - 588,271

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 406,416 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.


IAN LIVINGSTON

PERSONAL HOLDING: SHARES - 350,373

BT GROUP DEFERRED BONUS PLAN: SHARES - 404,856

BT GROUP INCENTIVE SHARE PLAN: SHARES - 816,990

BT GROUP RETENTION SHARE PLAN: SHARES - 280,879

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 880,599 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,290 SHARES.


PAUL REYNOLDS

PERSONAL HOLDING: SHARES - 199,085

BT GROUP DEFERRED BONUS PLAN: SHARES - 362,558

BT GROUP INCENTIVE SHARE PLAN: SHARES - 536,255

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 782,754 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.


16. Date issuer informed of transaction

22 JUNE 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

22 JUNE 2007

END

Enclosure 7

Friday 22 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 318.59 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 475,150,990 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,165,503,862.

The above figure (8,165,503,862) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 8.

Monday 25 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 7,202,345 ordinary shares at a price of 317 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 467,948,645 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,172,706,207.

The above figure (8,172,706,207) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure 9.

Monday 25 June 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 314.72 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 469,948,645 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,170,706,207.

The above figure (8,170,706,207) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 10.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

BEN VERWAAYEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

BEN VERWAAYEN

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERED TO ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

BEN VERWAAYEN

8 State the nature of the transaction

EXERCISE OF AN OPTION UNDER THE GLOBAL SHARE OPTION PLAN AND SUBSEQUENT SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

OPTION EXERCISED OVER 317,188 SHARES AT GBP1.92 PER SHARE AND SUBSEQUENT SALE OF ALL SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

OPTION PRICE 192.00P

SALE PRICE 315.24P

14. Date and place of transaction

22 JUNE 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

BEN VERWAAYEN

PERSONAL HOLDING: SHARES - 1,238,827

BT GROUP DEFERRED BONUS PLAN: SHARES - 1,383,234

BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,151,499

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,052,632 SHARES



16. Date issuer informed of transaction

26 JUNE 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

26 JUNE 2007

END

Enclosure 11.

Tuesday 26 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 1,025,112 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 468,923,533 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,171,731,319.

The above figure (8,171,731,319) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 12.

Tuesday 26 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 320.36 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 469,923,533 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,170,731,319.

The above figure (8,170,731,319) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 13

Wednesday 27 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 326.23 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 470,923,533 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,169,731,319.

The above figure (8,169,731,319) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 14.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

FRANCOIS BARRAULT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

GRANT OF AN AWARD UNDER THE BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

DEFERRED BONUS PLAN:

64,243 SHARES


8. State the nature of the transaction

GRANT OF AN AWARD UNDER THE BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP3.1767

14. Date and place of transaction

27 JUNE 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

FRANCOIS BARRAULT

PERSONAL HOLDING: SHARES - 358,762

BT GROUP DEFERRED BONUS PLAN: SHARES - 270,514

BT GROUP INCENTIVE SHARE PLAN: SHARES - 618,724

BT GROUP RETENTION SHARE PLAN: SHARES - 160,865

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 362,500 SHARES


16. Date issuer informed of transaction

N/A


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A

24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

28.06.07

END

Enclosure 15.

Thursday 28 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 1,017,734 ordinary shares at a minimum price of 192 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 469,905,799 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,170,749,053.

The above figure (8,170,749,053) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure 16.

29 June 2007


Transactions in Own Shares

BT Group plc (the "Company") announces that it has instructed commencement of a non-discretionary programme to purchase ordinary shares, to be held as treasury shares, during it's close period.

The buy back programme will be managed by Lehman Brothers, who are an independent third party that the Company has duly authorised to make trading decisions independently of, and uninfluenced by, the Company.

Any purchases will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

Contacts

BT Investor Relations
Tel (020) 7356 4909

Enclosure 17.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

FRANCOIS BARRAULT

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

GRANTS OF AWARDS UNDER:

THE BT GROUP EMPLOYEE SHARESAVE SCHEME (SAVESHARE),

THE BT GROUP INTERNATIONAL EMPLOYEE SHARESAVE SCHEME (SAVESHARE INTERNATIONAL),

THE BT GROUP SHARE INVESTMENT PLAN (ALLSHARE), AND

ALLSHARE INTERNATIONAL

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

GRANTS OF AWARDS UNDER:

THE BT GROUP EMPLOYEE SHARESAVE SCHEME (SAVESHARE),

THE BT GROUP INTERNATIONAL EMPLOYEE SHARESAVE SCHEME (SAVESHARE INTERNATIONAL),

THE BT GROUP SHARE INVESTMENT PLAN (ALLSHARE), AND

ALLSHARE INTERNATIONAL


9. Number of shares, debentures or financial instruments relating to shares acquired

SIR CHRISTPOHER BLAND

AN AWARD OF 84 SHARES UNDER ALLSHARE


FRANCOIS BARRAULT

AN OPTION OVER 3,606 SHARES AT GBP2.62 (3-YEAR OPTION - SAVESHARE INTERNATIONAL)

AN AWARD OF 84 SHARES UNDER ALLSHARE INTERNATIONAL


ANDY GREEN

AN AWARD OF 84 SHARES UNDER ALLSHARE


HANIF LALANI

AN AWARD OF 84 SHARES UNDER ALLSHARE


IAN LIVINGSTON

AN OPTION OVER 6,250 SHARES AT GBP2.62 (5-YEAR OPTION - SAVESHARE)

AN AWARD OF 84 SHARES UNDER ALLSHARE


PAUL REYNOLDS

AN AWARD OF 84 SHARES UNDER ALLSHARE

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

ALLSHARE AND ALLSHARE INTERNATIONAL - INITIAL VALUE - 315.25p

14. Date and place of transaction

28 JUNE 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


SIR CHRISTPOHER BLAND

PERSONAL HOLDING: SHARES - 674,470

BT GROUP RETENTION SHARE PLAN: SHARES - 329,418

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 314,244 SHARES


FRANCOIS BARRAULT

PERSONAL HOLDING: SHARES - 358,846

BT GROUP DEFERRED BONUS PLAN: SHARES - 270,514

BT GROUP INCENTIVE SHARE PLAN: SHARES - 618,724

BT GROUP RETENTION SHARE PLAN: SHARES - 160,865

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 362,500 SHARES

BT GROUP INTERNATIONAL EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 3606 SHARES


ANDY GREEN

PERSONAL HOLDING: SHARES - 259,371

BT GROUP DEFERRED BONUS PLAN: SHARES - 397,320

BT GROUP INCENTIVE SHARE PLAN: SHARES - 778,085

BT GROUP RETENTION SHARE PLAN: SHARES - 572,785

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 831,677 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.


HANIF LALANI

PERSONAL HOLDING: SHARES - 62,635

BT GROUP DEFERRED BONUS PLAN: SHARES -274,914

BT GROUP INCENTIVE SHARE PLAN: SHARES - 588,271

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 406,416 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.


IAN LIVINGSTON

PERSONAL HOLDING: SHARES - 350,457

BT GROUP DEFERRED BONUS PLAN: SHARES - 404,856

BT GROUP INCENTIVE SHARE PLAN: SHARES - 816,990

BT GROUP RETENTION SHARE PLAN: SHARES - 280,879

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 880,599 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONs OVER 13,540 SHARES.


PAUL REYNOLDS

PERSONAL HOLDING: SHARES - 199,085

BT GROUP DEFERRED BONUS PLAN: SHARES - 362,558

BT GROUP INCENTIVE SHARE PLAN: SHARES - 536,255

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 782,754 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.


16. Date issuer informed of transaction

29 JUNE 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

29 JUNE 2007

END




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 2 July, 2007